UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2017

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six-month Period Ended June 30, 2017.
2.	Recent Developments

Item 1

Management’s Discussion and Analysis of Financial Condition
and Results Of Operations

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Forward-looking statements,” “Risk factors” and the other matters set forth in our Annual Report for the year ended December 31, 2016 on Form 20-F (our “Annual Report”). The following discussion of our financial condition and results of operations is based on the annual and interim financial information of GeoPark Limited and should be read in conjunction with our Financial Statements and the related notes thereto in our Annual Report.

Overview

We are a leading independent oil and natural gas exploration and production (“E&P”), company with operations in Colombia, Chile, Brazil, Peru and Argentina and a proven track record of growth in production and reserves since 2006.

We have grown our business through drilling, developing and producing oil and gas, winning new licenses and acquiring strategic assets and businesses. Since our inception, we have supported our growth through our prospect development efforts, drilling program, long-term strategic partnerships and alliances with key industry participants, accessing debt and equity capital markets, developing and retaining a technical team with vast experience and creating a successful track record of finding and producing oil and gas in Latin America.

Since 2006, we have drilled over 200 wells, 76% of which have proven to be productive. As of December 31, 2016, we reduced our drilling and completion costs in Llanos 34 Block, Colombia by 35% to US$3.5 million, as compared to the year ended December 31, 2014.

We have continued to experience significant growth for the year ended December 31, 2016, with our 2P reserves and our production increasing by approximately 17% to 142.8 mmboe, and by 14% to 22,300 boepd, respectively, as compared to the year ended December 31, 2014. In 2017, we have continued to increase our production and achieved exit production of 28,900 boepd on July 25, 2017, a record-high exit production for the company.

Six-month period ended June 30, 2017 compared to six-month period ended June 30, 2016

The following table summarizes certain of our financial and operating data for the six-month periods ended June 30, 2017 and 2016 on a consolidated basis.

	For the six-month period ended June 30,
	2017	2016	% Change from prior year
	(in thousands of US$, except for percentages) (unaudited)
Revenue
Net oil sales	118,595	57,472	106%
Net gas sales	23,340	25,015	(7%)
Revenue	141,935	82,487	72%
Commodity risk management contracts	11,268	-	100%
Production and operating costs	(42,855)	(26,802)	60%
Geological and geophysical expenses	(3,078)	(5,285)	(42%)
Administrative expenses	(20,487)	(15,722)	30%
Selling expenses	(537)	(3,164)	(83%)
Depreciation	(35,682)	(38,136)	(6%)
Write-off of unsuccessful efforts	(4,602)	(447)	930%
Other operating expenses	(1,989)	(1,377)	44%
Operating profit (loss)	43,973	(8,446)	(621%)
Financial expenses	(17,630)	(17,663)	(0%)
Financial income	952	1,062	(10%)
Foreign exchange gain	(1,793)	17,015	(111%)
Profit (Loss) before income tax	25,502	(8,032)	(418%)
Income tax expense	(20,809)	(5,637)	269%
Profit (Loss) for the period	4,693	(13,669)	(134%)
Non-controlling interest	(4,491)	3,080	(246%)
Profit (Loss) for the period attributable to owners of the company	202	(10,589)	(102%)
Net production volumes
Oil (mbbl)	3,840	2,901	32%
Gas (mcf)	4,823	6,435	(25%)
Total net production (mboe)	4,643	3,973	17%
Average net production (boepd)	25,654	21,831	18%
Average realized sales price
Oil (US$ per bbl)	33.8	21.4	58%
Gas (US$ per mmcf)	5.3	4.4	20%
Average unit costs per boe (US$)
Operating costs	7.4	6.0	23%
Royalties and other	2.4	1.2	107%
Production costs	9.8	7.2	36%
Geological and geophysical expenses	0.7	1.4	(51%)
Administrative expenses	4.7	4.2	10%
Selling expenses	0.1	0.9	(86%)

The following table summarizes certain financial and operating data for the six-month periods ended June 30, 2017 and 2016 on both a country-by-country and a consolidated basis.

	For the six-month period ended June 30,
	2017					2016
	Chile	Colombia	Brazil	Other	Total	Chile	Colombia		Other	Total
	(in thousands of US$) (unaudited)
Revenue	15,975	110,834	15,126	–	141,935	19,006	47,664	15,817	–	82,487
Depreciation	(11,886)	(19,006)	(4,642)	(148)	(35,682)	(16,529)	(14,296)	(7,155)	(156)	(38,136)

Revenue

For the six-month period ended June 30, 2017, crude oil sales were our principal source of revenue, with 84% and 16% of our total revenue from crude oil and gas sales, respectively. The following chart shows the change in oil and natural gas sales for the six-month period ended June 30, 2017 compared to the six-month period ended June 30, 2016.

	For the six-month period ended June 30,
	2017	2016
Consolidated	(in thousands of US$) (unaudited)
Net oil sales	118,595	57,472
Net gas sales	23,340	25,015
Total	141,935	82,487

	Six-months ended June 30,		Change from prior period
	2017	2016	$	%
By country	(in thousands of US$, except for percentages) (unaudited)
Chile	15,975	19,006	(3,031)	(16%)
Colombia	110,834	47,664	63,170	133%
Brazil	15,126	15,817	(691)	(4%)
Total	141,935	82,487	59,448	72%

Revenue increased 72%, from US$82.5 million for the six-month period ended June 30, 2016 to US$141.9 million for the six-month period ended June 30, 2017, primarily as a result of higher oil revenues partially offset by lower gas revenues. Sales of crude oil increased to 3.7 mmbbl in the six-month period ended June 30, 2017 compared to 2.8 mmbbl in the six-month period ended June 30, 2016, and resulted in net oil sales of US$118.6 million for the six-month period ended June 30, 2017 compared to US$57.5 million for the six-month period ended June 30, 2016. Net gas sales decreased from US$25.0 million for the six-month period ended June 30, 2016 to US$23.3 million for the six-month period ended June 30, 2017 due to lower production.

The increase in revenue of US$59.4 million for the six months ended June 30, 2017 compared to the prior year period is mainly explained by:

•	an increase of US$63.2 million in sales in Colombia, due to an increase in price and volume;

•	a decrease of US$3.0 million in sales in Chile, including decreases of US$1.7 million in oil sales and US$1.3 million of gas sales; and

•	a decrease of US$0.7 million in gas sales in Brazil, related to our Manati operations.

Revenue attributable to our operations in Colombia increased by 133%, from US$47.7 million for the six-month period ended June 30, 2016 to US$110.8 million for the six-month period ended June 30, 2017. The increase in revenue is related to an increase in the average realized price per barrel of crude oil from US$19.9 per barrel to US$33.3 per barrel, primarily due to higher reference international prices. In addition, volume sales of crude oil increased by 40%, from 2.5 mmbbl for the six-month period ended June 30, 2016 to 3.5 mmbbl for the six-month period ended June 30, 2017. This increase in volume resulted mainly from the development and appraisal of the Jacana and Tigana fields in the Llanos 34 Block.

Revenue attributable to our operations in Chile for the six-month period ended June 30, 2017 was US$16.0 million, a 16% decrease from US$19.0 million for the six-month period ended June 30, 2016, representing 11% and 23% of our total consolidated sales, respectively. The decrease in oil revenues, from US$9.4 million for the six-month period ended June 30, 2016 to US$7.7 million for the six-month period ended June 30, 2017, is related to a decrease in oil deliveries from 0.3 mmbbl to 0.2 mmbbl partially offset by an increase in the average realized price per barrel of crude oil from US$34.7 per barrel to US$43.0 per barrel, primarily due to higher reference international prices. In addition, gas revenues decreased by 13% to US$8.3 million for the six-month period ended June 30, 2017, mainly due to lower gas deliveries resulting from the natural decline of gas fields and limited drilling activity and a temporary interruption in gas purchases during May and June of 2017.

Revenue attributable to our operations in Brazil for the six-month period ended June 30, 2017 was US$15.1 million, an 4% decrease from US$15.8 million for the six-month period ended June 30, 2016, principally due to decreased sales of gas of 2.5 mmcf for the six-month period ended June 30, 2017 compared to 3.2 mmcf for the six-

month period ended June 30, 2016 (a decrease of 22%) due to lower industrial demand in the northeast of Brazil. This was partially offset by higher gas prices. Gas prices, net of tax, increased by 22% to US$5.8 per mcf due to the appreciation of the local currency and the annual gas price inflation adjustment of 7%, effective January 2017. The contribution to our revenue during the six-month periods ended June 30, 2017 and June 30, 2016, from our operations in Brazil was 11% and 19%, respectively.

Production and operating costs

The following tables summarize our production and operating costs for the six-month periods ended June 30, 2017 and 2016, on both a consolidated and a country-by-country basis.

	Six-month period ended June 30,
	2017	2016	% Change from prior year
	(in thousands of US$, except for percentages) (unaudited)
Consolidated (including Colombia, Chile, Argentina, Peru and Brazil)
Royalties	(10,580)	(4,327)	145%
Staff costs	(6,959)	(5,424)	28%
Transportation costs	(1,196)	(1,262)	(5%)
Well and facilities maintenance	(7,274)	(4,425)	64%
Consumables	(5,399)	(3,193)	69%
Equipment rental	(2,360)	(1,729)	36%
Gas plant costs	(3,052)	(3,249)	(6%)
Other costs	(6,035)	(3,193)	89%
Total	(42,855)	(26,802)	60%

	Six-month period ended June 30,
	2017			2016
	Chile	Colombia	Brazil	Chile	Colombia	Brazil
By country	(in thousands of US$) (unaudited)
Royalties	(641)	(8,625)	(1,314)	(768)	(2,074)	(1,485)
Staff costs	(2,770)	(4,169)	(20)	(2,562)	(2,862)	–
Transportation costs	(544)	(652)	–	(658)	(604)	–
Well and facilities maintenance	(1,334)	(3,604)	(2,336)	(2,841)	(1,170)	(414)
Consumables	(804)	(4,595)	–	(620)	(2,573)	–
Equipment rental	(17)	(2,343)	–	(26)	(1,703)	–
Gas plant costs	(1,231)	–	(1,821)	(1,484)	–	(1,765)
Other costs	(2,390)	(3,365)	(280)	(1,749)	(1,149)	(295)
Total	(9,731)	(27,353)	(5,771)	(10,708)	(12,135)	(3,959)

Consolidated production and operating costs increased 60%, from US$26.8 million for the six-month period ended June 30, 2016 to US$42.9 million for the six-month period ended June 30, 2017, primarily due to higher royalties paid in cash, in line with increased production and higher oil prices, and increased operating costs related to higher sales volumes.

Production and operating costs in Colombia increased 125%, to US$27.4 million for the six-month period ended June 30, 2017, as compared to the six-month period ended June 30, 2016, primarily due to (i) higher royalties paid in cash of US$8.6 million, in line with increased production (the Jacana oil field accumulated more than 5 mmbbl during the six-month period ended June 30, 2017, triggering a higher royalty rate in Colombia) and higher oil prices, and (ii) increased costs associated with higher production and the reopening of the Cuerva and Yamu Blocks, which are mature fields with higher operating costs than the Llanos 34 Block. In addition, operating costs per boe in Colombia increased to US$5.4 per boe for the six-month period ended June 30, 2017 from US$4.1 per boe for the six-month period ended June 30, 2016.

Production and operating costs in Chile decreased by 9%, to US$9.7 million for the six-month period ended June 30, 2017, due to lower oil and gas production levels. Costs per boe increased to US$19.0 per boe from US$14.7 per boe in 2016. In the six-month period ended June 30, 2017, the revenue mix for Chile was 48.1% oil and 51.9% gas, whereas for the same period in 2016 it was 49.7% oil and 50.3% gas.

Production and operating costs in Brazil increased by 46%, to US$5.8 million for the six-month period ended June 30, 2017, as compared to the six-month period ended June 30, 2016, mainly resulting from non-recurring maintenance costs in Manati Field, and, to a lesser extent, the appreciation of the Brazilian real. Operating costs per boe increased to US$10.4 for the six-month period ended June 30, 2017 from US$4.5 per boe for the six-month period June 30, 2016.

Geological and geophysical expenses

	Six-month period ended June 30,		Change from prior year
	2017	2016	$	%
	(in thousands of US$, except for percentages) (unaudited)
Chile	(444)	(893)	449	(50%)
Colombia	(36)	(2,649)	2,613	(99%)
Brazil	(651)	(643)	(8)	1%
Other	(1,947)	(1,100)	(847)	77%
Total	(3,078)	(5,285)	2,207	(42%)

Geological and geophysical expenses decreased 42%, from US$5.3 million for the six-month period ended June 30, 2016 to US$3.1 million for the six-month period ended June 30, 2017, primarily as the result of higher allocation to capitalized projects due to increased drilling activity levels.

Administrative expenses

	Six-month period ended June 30,		Change from prior year
	2017	2016	$	%
	(in thousands of US$, except for percentages) (unaudited)
Chile	(3,395)	(3,573)	178	(5%)
Colombia	(7,492)	(7,238)	(254)	4%
Brazil	(1,309)	(1,491)	182	(12%)
Other	(8,291)	(3,420)	(4,871)	142%
Total	(20,487)	(15,722)	(4,765)	30%

Administrative expenses increased 30%, from US$15.7 million for the six-month period ended June 30, 2016 to US$20.5 million for the six-month period ended June 30, 2017, primarily due to growth in the Company.

Selling expenses

	Six-month period ended June 30,		Change from prior year
	2017	2016	$	%
	(in thousands of US$, except for percentages) (unaudited)
Chile	(357)	(457)	100	(22)%
Colombia	(97)	(2,565)	2,468	(96)%
Brazil	-	-	-	-%
Other	(83)	(142)	59	(42%)
Total	(537)	(3,164)	2,627	(83%)

Selling expenses decreased 83%, from US$3.2 million for the six-month period ended June 30, 2016 to US$0.5 million for the six-month period ended June 30, 2017, primarily due to a change in the commercialization mix as sales occur at the wellhead in our Colombian operations, which are recorded as a discount to the oil price.

Commodity risk management contracts

We recorded a gain of US$11.3 million related to commodity risk management contracts for the six-month period ended June 30, 2017. Realized gains reflect cash settled transactions and unrealized gains reflect non-cash changes between the contract values and the forward Brent oil curve.

Depreciation

Depreciation charges decreased by 6% from US$38.1 million for the six-month period ended June 30, 2016 to US$35.7 million for the six-month period ended June 30, 2017, mainly due to lower production levels in Chile and Brazil. In Colombia, depreciation costs per barrel decreased because of the combination of drilling success and increased reserves but the effect was offset by increased production.

Operating profit (loss)

	Six-month period ended June 30,		Change from prior year
	2017	2016	$	%
	(in thousands of US$, except for percentages) (unaudited)
Chile	(9,681)	(13,177)	3,496	(27%)
Colombia	65,169	8,220	56,949	693%
Brazil	(682)	2,432	(3,114)	(128%)
Other	(10,833)	(5,921)	(4,912)	83%
Total	43,973	(8,446)	52,419	(621%)

We recorded an operating profit of US$44.0 million for the six-month period ended June 30, 2017, an improvement from the operating loss of US$8.4 million for the six-month period ended June 30, 2016, primarily due to an increase in revenue and other gains and a decrease in certain expenses and depreciation, as described above.

Financial expenses

Financial expenses remained steady at US$17.6 million.

Foreign exchange gain / loss

Foreign exchange gain / loss decreased from a gain of US$17.0 million for the six-month period ended June 30, 2016 to a loss of US$1.8 million for the six-month period ended June 30, 2017, mainly due to the appreciation of the Brazilian real in the 2016 period and its depreciation in the 2017 period. Foreign exchange differences are mainly generated from changes in the value of the Brazilian real over the U.S. Dollar-denominated debt incurred at the local subsidiary level, where the functional currency is the Brazilian real.

Profit (Loss) before income tax

	Six-month period ended June 30,		Change from prior year
	2017	2016	$	%
	(in thousands of US$, except for percentages) (unaudited)
Chile	(16,013)	(19,040)	3,027	(16%)
Colombia	62,415	6,756	55,659	824%
Brazil	(4,513)	15,584	(20,097)	(129%)
Other	(16,387)	(11,332)	(5,055)	45%
Total	25,502	(8,032)	33,534	(418%)

For the six-month period ended June 30, 2017, we recorded a profit before income tax of US$25.5 million, compared to a loss of US$8.0 million for the six-month period ended June 30, 2016, primarily due to profits recorded in our Colombian operations.

Income tax expense

	Six-month period ended June 30,		Change from prior year
	2017	2016	$	%
	(in thousands of US$, except for percentages) (unaudited)
Chile	2,269	1,087	1,182	109%
Colombia	(24,584)	(1,860)	(22,724)	1,222%
Brazil	929	(5,304)	6,233	(118%)
Other	577	440	137	31%
Total	(20,809)	(5,637)	(15,172)	269%

Income tax expense increased to US$20.8 million for the six-month period ended June 30, 2017 as compared to US$5.6 million for the six-month period ended June 30, 2016, as a result of higher profits in Colombia.

Profit (Loss) for the period

	Six-month period ended June 30,		Change from prior year
	2017	2016	$	%
	(in thousands of US$, except for percentages) (unaudited)
Chile	(13,744)	(17,953)	4,209	(23%)
Colombia	37,831	4,896	32,935	673%
Brazil	(3,584)	10,280	(13,864)	(135%)
Other	(15,810)	(10,892)	(4,918)	45%
Total	4,693	(13,669)	18,362	(134%)

For the six-month period ended June 30, 2017, we recorded a net income of US$4.7 million as a result of the reasons described above.

Profit (Loss) for the period attributable to owners of the company

Profit for the six-month period ended June 30, 2017 attributable to owners of the company amounted to US$0.2 million, compared to a loss for the six-month period ended June 30, 2016 of US$10.6 million for the reasons described above. Profit attributable to non-controlling interest for the six-month period ended June 30, 2017 amounted to US$4.5 million, compared to a loss for the six-month period ended June 30, 2016 of US$3.1 million.

Liquidity and capital resources

Capital expenditures

In the past, we have funded our capital expenditures with proceeds from equity offerings, credit facilities, debt issuances and pre-sale agreements, as well as through cash generated from our operations. For more information, see “Item 5. B. Liquidity and Capital Resources” of our Annual Report. We expect to incur substantial expenses and capital expenditures as we develop our oil and natural gas prospects and acquire additional assets.

As of June 30, 2017, we had cash at bank and on hand of US$77.0 million. We believe that our current operations and planned capital expenditures can be funded from cash flow from existing operations and cash on hand. We have never declared or paid any cash dividends on our common shares, and intend to retain all of our future earnings, if any, generated by our operations for the development and growth of our business. However, should our operating cash flow decline due to unforeseen events, including delivery restrictions or a protracted downturn in oil and gas prices, we would examine measures such as further capital expenditure program reductions, pre-sale agreements, asset dispositions or equity issuances, among others.

We expect to incur substantial expenses and capital expenditures as we develop our oil and natural gas prospects and acquire additional assets. In the six-month period ended June 30, 2017, we made total capital expenditures of US$49.4 million (US$38.1 million, US$4.2 million, US$3.0 million, US$2.7 million, and US$1.4 million in Colombia, Chile, Brazil, Argentina and Peru, respectively).

GeoPark Limited, as issuer, will also use cash flow to service current and expected debt levels. For the six months ended June 30, 2017, GeoPark Limited received US$32.1 million from its operating subsidiaries in repayment of intercompany debt. For the year ended December 31, 2016, GeoPark Limited’s operating subsidiaries provided it with US$5.8 million in repayment of intercompany debt and US$32.0 million in dividends.

Cash flows

The following table sets forth our cash flows for the periods indicated:

	Six-month period ended June 30,
	2017	2016	% Change from prior period
	(in thousands of US$) (unaudited)
Cash flows provided by (used in)
Operating activities	79,134	28,430	178%
Investing activities	(49,439)	(14,134)	250%
Financing activities	(24,987)	(18,175)	37%
Net decrease in cash and cash equivalents	4,708	(3,879)	(221%)

Cash flows provided by operating activities

For the six-month period ended June 30, 2017 cash provided by operating activities was US$79.1 million, a 178% increase from US$28.4 million for the six-month period ended June 30, 2016. This increase was principally the result of higher sales volumes and higher price levels during the first six months of 2017.

Cash flows used in investing activities

For the six-month period ended June 30, 2017 cash used in investing activities was US$49.4 million, a 250% increase from US$14.1 million for the six-month period ended June 30, 2016. This increase was primarily related to higher capital expenditures in Colombia.

Cash flows used in financing activities

Cash used in financing activities was US$25.0 million and US$18.2 million during the six-month periods ended June 30, 2017 and 2016, respectively. The amount corresponds to principal payments related to Itaú BBA International Credit Agreement and interest payments.

Contractual Obligations

As of June 30, 2017, there was no material change to the amount or timing of payments related to our outstanding contractual obligations as set forth in “Item 5. F. Tabular disclosure of contractual obligations” in our Annual Report, except as disclosed in Note 15 to our interim consolidated financial statements for the six-month period ended June 30, 2017 furnished to the Securities and Exchange Commission on Form 6-K on August 17, 2017.

Indebtedness

As of June 30, 2017, we had total outstanding indebtedness of US$346.3 million, as set forth in the table below.

As of June 30, 2017 (unaudited)
(in thousands of US$)
BCI Loans	108
Notes due 2020	303,985
Banco de Chile Credit Agreement	2,340
Itaú BBA International Credit Agreement	39,891
Total	346,324

Our material outstanding indebtedness as of June 30, 2017 is described in “Item 5. B. Liquidity and Capital Resources” of our Annual Report.

Other Agreements

In December 2015, we entered into an offtake and prepayment agreement with Trafigura under which we sell and deliver a portion of our Colombian crude oil production. Pricing is determined by future spot market prices, net of transportation costs. The agreement provides us with prepayment of up to US$100 million from Trafigura. Funds committed by Trafigura will be made available to us upon request and will be repaid by us on a monthly basis through future oil deliveries through December 30, 2018, at which point the agreement is set to expire. According to the terms of the prepayment agreement, we are required to pay interest of LIBOR plus 5% per year on outstanding amounts. In addition, under the prepayment agreement, we are required to maintain certain coverage ratios linking: (i) future payments to the value of estimated future oil deliveries (net of transportation discounts) during the term of the offtake agreement and (ii) collections to payments within specified periods, with the possibility of delivering additional volumes to meet such ratios in the upcoming 3-month period. As of June 30, 2017, outstanding amounts related to the prepayment agreement amount to US$15 million.

Off-balance sheet arrangements

We did not have any off-balance sheet arrangements as of June 30, 2017.

Item 2

Recent Developments

Colombian regulatory update

In recent years, the regulatory landscape in Colombia has changed. The regime for the ANH’s contracts is set forth in Agreement 008 of 2004 and Agreement 004 of 2012. Accord 008 of 2004, as repealed and replaced by Accord 004 of 2012, issued by the Directive Council of the ANH, sets forth the necessary steps for entering into E&P Contracts with the ANH. This Agreement regulates E&P contracts entered into from May 4, 2012. E&P contracts entered into before that date are still regulated by Agreement 008 of 2004. Due to the oil price crisis of 2015, the ANH implemented transitory measures through Agreements 002, 003, 004 and 005 of 2015. On May 18, 2017, the ANH issued Agreement 002, which repealed and replaced Agreement 004 of 2012 and transitory measures adopted in 2014 and 2015.  Agreement 002 of 2017 established rules for the allocation of hydrocarbon areas and adopted criteria for the exploration and exploitation of hydrocarbons owned by Colombia, including the selection of contractors, and management, execution, termination, liquidation, monitoring, control and supervision of corresponding contracts. Agreement 002 of 2017 regulates contracts entered into from May 18, 2017. E&P contracts entered into before that date are still regulated by the Agreements under which they were executed, except for any modification, addition, extension, assignment and other action related to the execution of contracts submitted by the parties to the ANH after May 18, 2017, which are regulated by Agreement 002 of 2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief FinancialOfficer

Date: September 6, 2017